

Mail Stop 4631

June 5, 2017

<u>Via E-Mail</u>
Tony Liu
Chairman and Chief Executive Officer
UBI Blockchain Internet, Ltd.
SmartSpace 3F, Level 9, Unit 908, 100 Cyberport Rd.
Hong Kong, People's Republic of China

> **Re: UBI Blockchain Internet, Ltd.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 3, 2017**
> **File No. 333-217792**
> **Registration Statement on Form S-1**
> **Filed May 9, 2017**
> **File No. 333-217792**
> **Form 8-K**
> **Filed May 16, 2017**
> **File No. 000-54236**

Dear Mr. Liu:

      We have reviewed your registration statement, amended registration statement, and Form 8-K, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-1 and Amendment No. 1 to Form S-1</u>

<u>General</u>

1. We note disclosure in section 1.01 of your Form 8-K filed May 16, 2017, that your acquisition of Shenzhen Nova E-commerce, Ltd. would be completed when the business license of NOVA in Hong Kong has been changed to UBI, and that such transfer is based on government processing. We also note that you amended the registration statement to

include the resale of shares you issued in the acquisition of NOVA. Please clarify when the Hong Kong government completed its processing and changed the business license to UBI.

2. As you have amended the registration statement to include the resale of the shares you issued in the acquisition of NOVA, please clearly disclose the date the acquisition was completed, including the date of transfer of the UBI Class C common stock to NOVA shareholders. Note the requirement to file a Form 8-K to report the closing of your transaction with Shenzhen within four business days of such closing date. See Item 2.01 and General Instruction B(1) of Form 8-K.

3. Please file the XBRL interactive data information that is required to be submitted, list such files in the exhibit index and post such files on your web site pursuant to Item 601(b)(101)(i) of Regulation S-K.

4. We note your Form 8-K originally filed March 17, 2017 and amended on April 11, 2017 states that you are no longer a shell company. However, you appear to be a shell company as that term is defined in Securities Act Rule 405 of Regulation C. In this regard, we note that you have no operations, nominal assets and no revenues. Please provide us with an analysis explaining why you are not a shell company, or revise your disclosure to clarify that you are a shell company.

Calculation of Registration Fee Table

5. We note the registration of an additional 25,000,000 in Class C common stock. Please explain in the Selling Stockholder section who the holders are of the additional shares and where they received their shares.

Prospectus Cover Page

6. Please revise the par value of the Class C Common Stock in the title from $.01 to $.001, consistent with your certificate of incorporation and disclosure in the remainder of the registration statement.

7. Please include a fixed price for the Class A Common Stock. We note that your CEO is the reseller of a significant portion of your outstanding Class A Common Stock. As such, the offering appears to be in the nature of a primary offering by the company. Because you are not eligible to conduct an at the market offering, you must include a fixed price for these shares.

8. Please include disclosure that the Class C common stock is non-voting, as this is not evident from the title of the security. See Item 501(b)(2) of Regulation S-K.

9. Please disclose that the selling shareholders will receive all of the proceeds, or that the company will not receive any proceeds of the offering. See Item 501(b)(3) of Regulation S-K.

10. Please identify the trading symbol of your Class A common stock. See Item 501(b)(4) of Regulation S-K.

11. We note that you believe you qualify as an "emerging growth company" but it appears that the first sale of your common equity securities pursuant to an effective registration statement occurred before December 8, 2011. As such, you do not appear to qualify as an emerging growth company, as defined in Section 101(d) of the Jumpstart Our Business Startups Act. Please revise your registration statement accordingly, or explain the basis pursuant to which you believe you qualify as an emerging growth company. See Question 2 of the Generally Applicable Questions on Title I of the Jumpstart Our Business Startups Act, found on our website at https://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm.

12. Please include the correct page number of your risk factors section.

Prospectus Summary, page 3

13. Please revise this section to clearly state that you have no revenues and no products.

14. We note disclosure on page four that you have relied upon the sale of securities in unregistered transactions to fund your operations and on page 10 that you plan to seek additional funds through private placements. In Note 6 to the audited financial statements, however, you disclose that in the three months ended February 28, 2017, you received a loan from your chief executive officer for expenditures for the company. Please disclose whether these loans were made with a verbal or written agreement, and file such agreement with your next amendment. Please revise to make your disclosures consistent.

Risk Factors, page 9

15. We note the State of Delaware, Court of Chancery, exclusive forum provision in Article IX of your certificate of incorporation. Please add a new risk factor to discuss the effects of such a provision on your stockholders, including the possibility that the exclusive forum provision may discourage shareholder lawsuits, or limit shareholders' ability to obtain a favorable judicial forum for disputes with the company, its officers and directors.

16. Please add a new separately captioned risk factor disclosing the minimum number of months that you expect to be able to conduct your planned operations using currently available capital resources. In addition, in an appropriate place in the filing, disclose the

minimum additional dollar amount you will require to fund your business activities for the next 12 months.

17. We note that your principal offices are located in China and that you intend to conduct operations in China. Please expand your risk factors to address risks associated with the following:

- legal protections and remedies available to the company for actions taken against it may be pursued within the People's Republic of China legal system, which differs from the U.S. legal system in significant ways;

- the company conducts operations outside of the U.S. and the ability to pursue legal matters is subject to limitations imposed by other jurisdictions;

- U.S. regulators' ability to conduct investigations and inspections within China is limited; and

- restrictions on the transfer of cash into and out of China, as well as on the exchange of currency, may constrain the company's liquidity and impede its ability to use cash in its operations.

18. Please advise whether your executive officers reside in the United States. If not, please provide a risk factor pertaining to the difficulty that U.S. stockholders will face in effecting service of process against your officers. This risk factor should address the risk U.S. stockholders face in:

- effecting service of process within the U.S. on your officers;

- enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against the officers;

- enforcing judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in foreign courts against your officers; and

- bringing an original action in foreign courts to enforce liabilities based on the U.S.

Alternatively, please advise as to why you believe such a risk factor is unnecessary.

We Have Limited Historical Financial Information . . ., page 9

19. Please discuss in this risk factor that you have no products and no revenues.

20. We note your reference to your audio housing product here and on page 48. Please revise to make the disclosure of your anticipated operations consistent throughout the registration statement to reflect your anticipated operations.

As a Result of Operating as a Public Company …, page 16

21. Please clarify that you have not operated the business of UBI Blockchain as a public company, since JA Energy, the company's predecessor, has been a public company since 2010.

Determination of Offering Price, page 26

22. Please describe the various factors considered in determining the offering price of your Class A and Class C Common stock. See Item 505 of Regulation S-K.

Selling Stockholders, page 27

23. Please briefly describe the transaction or transactions in which the selling stockholders obtained their shares. Please disclose here that your selling stockholders are recently engaged employee and non-employee contractors.

24. Please disclose here the exemption from registration you relied on for the initial sales and briefly explain the facts relied upon to make the exemption available.

25. We note disclosure here that your controlling stockholder is offering 15,000,000 Class A shares. Please revise to make the disclosure here consistent with the registration statement that such stockholder is offering 10,000,000 Class A common shares.

26. Please disclose the nature of any position, office, or other material relationship which the selling stockholders have had within the past three years with you or any of your predecessors or affiliates.

Rule 144, page 37

27. Please disclose when the 217,046 Class A common shares were issued and describe the transaction in which they were issued and to whom. Please also clarify why those shares are not "restricted securities", and whether they were issued in a registered offering.

28. Instead of simply listing the requirements of Rule 144(i), please revise this section to disclose how Rule 144 applies to you, your Class A, B and C stockholders and purchasers in this offering. Also discuss other consequences of your prior shell company status, such as the restrictions on your ability to use registration statements on Form S-8 and the potential reduced liquidity or illiquidity of your securities.

Description of Business, page 38

Company History, page 38

29. Please describe your company history for the past three years, including the material terms of the spin-off of Peak Energy Holdings, the transaction in which you reincorporated to Delaware, the acquisition of Shenzhen Nova E-commerce, Ltd. and any other recent transactions, and your current structure. Please clarify whether you closed on the Shenzhen Nova E-commerce, Ltd. transaction. See Item 101(h) of Regulation S-K.

30. Please clearly describe your intended business. In this regard, we note risk factor disclosure about market acceptance for your products that refers to your products, services, technologies and software. Please also clearly state that you currently have no products, no customers and no or minimal operations, if true.

Governmental Regulation, page 46

31. We note that you are a Delaware corporation that plans to operate in China. Please provide a discussion on the effect of existing or probable governmental regulations on your business as a foreign company doing business in China.

Employees, page 47

32. We note disclosure here that you have 10 full-time employees. We also note disclosure on page II-6 that you engaged 44 employees and non-employee contractors. Please revise to make your disclosures consistent.

Directors, Executive Officers, Promoters and Control Persons, page 52

33. Please revise your disclosure to discuss the specific experience, qualifications, attributes or skills that led to the conclusions that Messrs. Liu, Cheung, Min and Patti should serve as your Directors.

34. Please elaborate on the nature of the responsibilities your directors and executive officers undertook in prior positions to provide adequate disclosure of their business experience to serve in their current positions. For example, for Messrs. Cheung and Patti, please provide the names and clarify the time periods of their employment for the past five years and for Mr. Min, please explain his manager position. Finally, please disclose any other directorships held during the past five years in any company with a class of securities registered pursuant to Exchange Act Section 12 or subject to Section 15(d). See Item 401(e)(1) and (2) of Regulation S-K.

Chan Cheung, Director, Chief Financial Officer . . ., page 52

35. We note that the heading of this section states that Mr. Cheung is a Director. Please include his title in the "Position & Offices Held" table and revise your disclosure in the "Board of Directors" section on page 53 to disclose, if true, that you have four, not three, directors.

Compensation of Directors, page 57

36. We note disclosure on page 57 that you did not compensate your directors, and disclosure on page F-12a regarding payment to directors for services. We also note that Article III, Section 12, of your By-laws states that no compensation shall be paid to directors. Please explain the disclosures regarding the $15,000 in payments to directors on pages F-12a and F-8b.

Certain Relationships and Related Transactions, page 58

37. We note the disclosure on page F-9b regarding the amounts due to Tony Liu and UBI Hong Kong. Please also disclose the amounts due to Tony Liu and UBI Hong Kong in this section. Please file any loan agreements with your next amendment and include such agreement in your exhibit index. Refer to Items 404(d) and 601(b)(10) of Regulation S-K. See also Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations.

Note 12 – Subsequent Events, page F-12a

38. It appears that you paid a finder's fee in 2016. Please identify the finder in your registration statement, disclose the fee paid, describe the business conducted by the finder and advise us of the extent to which the finder has received compensation. See Item 701 of Regulation S-K.

Indemnification of Directors and Officers, page II-1

39. We note the reference to your amended and restated certificate of incorporation. Please file such certificate and include it in the exhibit list.

Exhibits, page II-6

40. We note your disclosure on page 19 that your executive officers have employment agreements. Please file such agreements with your next amendment.

41. Please file counsel's consent to the prospectus discussion of the opinion in the exhibit list. Refer to Rule 436 of Regulation C and Section IV of Staff Legal Bulletin No. 19.

42. Please file the form of your indemnity agreement with your directors and officers as you disclose on page II-5.

Exhibit 3.2, By-Laws

43. Article I of your by-laws state that your principal offices shall be in Las Vegas, Nevada. However, your disclosure indicates that your principal offices are in China. Please advise.

Exhibit 5.1, Legal Opinion

44. Please have counsel revise its legal opinion to include all of the shares in this offering including the additional Class C common stock.

45. The legal opinion must opine on the laws of the state of organization of the company. Please have counsel revise the legal opinion to indicate that the opinion covers the laws of the State of Delaware.

46. Please have counsel to revise the legal opinion to include counsel's consent to the prospectus discussion of the legal opinion. See Section IV of Staff Legal Bulletin No. 19.

Form 8-K Filed May 16, 2017

General

47. Please amend your Form 8-K to address the following comments.

48. Please also provide a pro forma statement of operations for the year ended August 31, 2016. Refer to Rule 11-02(c)(2) of Regulation S-X.

49. It is not clear why the amounts reflected for NOVA as of February 28, 2017 would not be the same as the amounts provided in the interim financial statements for the three months ended March 31, 2017. For example, total liabilities are $168,972 as of March 31, 2017 in the interim financial statements compared to $120,487 provided on the pro forma balance sheet. Please also clearly disclose how you are arriving at the amounts presented on your pro forma statements of operations. Please refer to Rule 11-02(c)(3) of Regulation S-X in regards to preparing pro forma financial information for entities with different year ends.

50. Your pro forma financial information indicates that you intend to reflect over 100% of the total purchase price as goodwill. We remind you that ASC 805-20-25-1 requires you to recognize, separately from goodwill, the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. Please tell us the process you

went through to ensure that you have identified all intangible assets acquired. Refer to ASC 805-20-55-2 through 55-45. Please also address what consideration was given as to whether any fair value adjustments need to be made to property and equipment pursuant to ASC 805-20-30.

51. Please disclose how you arrived at the estimated total consideration amount of $5 million pursuant to ASC 805-30-30-7. Specifically address how you valued the shares of Class C common stock to be issued.

52. On April 19, 2017, you amended your most recent Form 10-K and your Form 10-Q for the period ending November 30, 2016, to correct your classification on the cover page as a shell company. You continue to report nominal assets and operations. Please provide us with a detailed explanation of why you no longer qualify as a shell company under Rule 12b-2 of the Exchange Act.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 3

53. We note your summary of the Acquisition Agreement on page 2. Please revise to provide information pursuant to Items 2.01(c) and (d) of Form 8-K including:

- The identity of the persons from whom the common shares of Shenzhen Nova E-commerce, Ltd. were acquired;

- The nature and amount of consideration given or received for the all of the issued and outstanding shares of Shenzhen Nova E-commerce, Ltd. including the number of shares of Shenzhen Nova E-commerce, Ltd. you received.

- The formula used to determine the amount of consideration; and

- any employment agreements with Ms. Ma and Messrs. Long and Xu. We note disclosure that they are the executive team post acquisition.

54. Please revise to discuss whether you required board and shareholder approval to enter into the Acquisition Agreement and how you obtained such approval.

55. Item 2.01(f) of Form 8-K says that you must provide the information that would be required if you were filing a general form for registration of securities on Form 10 if you were a shell company, immediately before the transaction. As it appears that you were a shell company immediately before the acquisition of Shenzhen Nova E-commerce, Ltd., please amend your Form 8-K to provide the requisite disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Nudrat Salik, Staff Accountant at (202) 551-3692 or, in her absence, John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: Via E-Mail
        T.J. Jesky, Esq.